PRESS RELEASE

STOCK OPTIONS GRANTED

PORT HUENEME, CA, (August 16, 2012) -- Stellar Biotechnologies, Inc. (“Stellar”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) announces the grant of incentive stock options to directors and employees to purchase an aggregate of 150,000 common shares, exercisable at a price of $0.37 per share for a period of seven years. The options are granted pursuant to Stellar’s Share Option Plan and the vesting provisions contained therein.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Darrell Brookstein

Executive VP, Corporate Development & Finance

dbrookstein@stellarbiotech.com

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this  release.